EXHIBIT 12.1

Worldspan, L.P.
Earnings to Fixed Charges Ratio Calculation

	Predecessor Basis			Successor Basis
	Year Ended 12/31/2001	Year Ended 12/31/2002	Six Months Ended 6/30/2003	Six Months Ended 12/31/2003
Fixed Charges:
Interest Expense	$6,515	$5,481	$2,756	$20,891
Rental Expense (20% of Actual)	5,002	3,635	1,666	1,804

Total Fixed Charges	11,517	9,116	4,422	22,695
Earnings:
Income before provision for income taxes and equity in (loss)gain of investees	64,420	106,009	28,428	(14,668)
Fixed Charges	11,517	9,116	4,422	22,695

Total Earnings	75,937	115,125	32,850	8,027
Earnings to Fixed Charges	6.6	12.6	7.4	0.4